

October 17, 2013

Via E-mail
Patricio G. Contesse
Chief Executive Officer
Chemical and Mining Company of Chile Inc.
El Trovador 4285
6th Floor
Santiago, Chile

      Re: Chemical and Mining Company of Chile Inc.
              Form 20-F for the Year Ended December 31, 2012
              Filed April 22, 2013
              File No. 033-65728

Dear Mr. Contesse:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Item 4. Information on the Company, page 15

Property, Plant and Equipment, page 48

1.   In future filings please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR

manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Reserves, page 52

2. The cutoff grade is a critical component used to evaluate the potential of the mineral properties. In future filings, please disclose the commodity/product prices, operating costs and metallurgical recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or ore tenor used to define your mineral reserves has reasonable prospects for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operating costs, and reasonable metal prices, i.e. based on a three-year historic average.

3. Please disclose the following information within or adjacent to your reserve tables in future filings:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The cutoff grade estimate.

- The metallurgical recovery factor for each of your mines.

- All historic three-year average commodity/product prices and currency conversion factors that were used to estimate your reserves.

- The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

Item 18. Financial Statements, page 118

Report of Independent Registered Public Accounting Firm, page F-3

4.   We note your consolidated statement of comprehensive income was audited by Ernst & Young LTDA for the year ended December 31, 2010. Please file an amendment to your Form 20-F to include a revised audit report from Ernst & Young LTDA that also references the consolidated statements of income, cash flows and changes in equity for the year ended December 31, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Myra Moosariparambil at (202) 551-3796 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3871 with any other questions.

                                Sincerely,

                                /s/Tia L. Jenkins

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel, and
                                Mining